1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com

ELISE M. DOLAN
elise.dolan@dechert.com +1 212 698 3806 Direct +1 212 698 0413 Fax
January 25, 2012
VIA EDGAR
Ms. Mary Cole
Division of Investment Management
Securities and Exchange Commission
Office of Filings and Information Services
Branch of Registrations and Examinations
Mail Stop 0-25
100 F Street, NE
Washington, D.C. 20549

Re:	Goldman Sachs Trust (the “Trust”) SEC File Numbers: 033-17619 and 811-05349
Dear Ms. Cole:
This letter responds to comments Ms. Laura Hatch provided to me on your behalf in a telephonic discussion on January 5, 2012, with respect to your review of Post-Effective Amendment No. 288 (“PEA No. 288”) to the Trust’s registration statement filed with the Securities and Exchange Commission on November 15, 2011. PEA No. 288 was filed for the purpose of registering shares of a new series of the Trust, the Goldman Sachs Focused Growth Fund (the “Fund”). We have reproduced your comments below, followed by our responses.
Prospectus
1.	Comment: In the Fee Table, please consider revising the line items “Expense Limitation” and “Total Annual Fund Operating Expenses After Expense Limitation” to read “Fee Waiver and Expense Limitation” and “Total Annual Fund Operating Expenses After Fee Waiver and Expense Limitation,” respectively.

Response: We have incorporated your comment.

January 25, 2012 Page 2
2.	Comment: Please confirm that the Expense Limitation will remain in place for at least one year from the date of the Prospectus.

Response: We hereby confirm that the Expense Limitation will remain in place for at least one year from the date of the Prospectus.

3.	Comment: In the “Principal Strategy” section, please specify which types of “equity investments” the Fund will invest in as part of its 80% investment policy, and conform this disclosure, as appropriate, to the related disclosures in Appendix A and in the Fund’s SAI.

Response: We have incorporated your comment.

4.	Comment: Please confirm whether there are any restrictions on the credit quality or maturity of the fixed income securities in which the Fund may invest and, if so, disclose those parameters.

Response: We hereby confirm that there are no restrictions on the credit quality or maturity of the fixed income securities in which the Fund may invest.

5.	Comment: Please confirm whether derivatives will be used as part of the Fund’s principal investment strategy. If so, please add derivatives-related disclosures to the “Principal Strategy” and “Principal Risks of the Fund” sections of the Prospectus.

Response: We hereby confirm that derivatives will not be used as part of the Fund’s principal investment strategy.

6.	Comment: Please add risk disclosure to the “Principal Risks of the Fund” section of the Prospectus relating to the Fund’s investments in fixed income, foreign and emerging markets securities, as appropriate.

Response: We have incorporated your comment with respect to foreign and emerging markets securities risk disclosures. However, we have not incorporated principal risk disclosures with respect to fixed income investments, as the Fund does not consider those risks to be principal risks.

January 25, 2012 Page 3
7.	Comment: Please disclose that shareholders will be provided with 60 days’ prior notice of any change in the Fund’s investment objective.

Response: We have incorporated your comment.

8.	Comment: Please ensure that all risks listed in the “Principal Risks of the Fund” section are indicated as “Principal Risks” in the “Risks of the Fund” table.

Response: We have incorporated your comment.

9.	Comment: With respect to the disclosure in “Appendix C—Prior Performance of Similarly Advised Accounts of the Investment Adviser,” that “all returns presented are time-weighted based on monthly valuations and include the reinvestment of earnings,” please confirm that this method complies with the performance calculation methodology described in Item 26(b)(1) of Form N-1A.

Response: Subsequent to the filing of PEA No. 288, the Fund determined to remove Appendix C from its Prospectus Accordingly, the referenced disclosure no longer appears therein.

10.	Comment: With respect to the disclosure in “Appendix C—Prior Performance of Similarly Advised Accounts of the Investment Adviser,” that the performance information with respect to the Composite Account is in each instance net of applicable estimated total annual operating expenses of the Fund’s Class A, Class C, Institutional or Class IR Shares (rather than the actual expenses of the accounts comprising the Composite Account), without provision for federal state taxes, if any, please confirm whether the Fund’s expenses will be higher than the actual expenses of the Composite Account.

Response: As noted above, subsequent to the filing of PEA No. 288, the Fund determined to remove Appendix C from its Prospectus. Accordingly, the referenced disclosure no longer appears therein.

January 25, 2012 Page 4
Statement of Additional Information
11.	Comment: Please add to the Prospectus disclosure that the Fund may invest in bonds rated BB or below by Standard & Poor’s or Ba or below by Moody’s or comparable rated and unrated securities, as currently disclosed in the “Description of Investment Securities and Practices” section of the SAI.

Response: We note that the Prospectus contains such disclosure in footnote 7 to the “Investment Securities” table in the section entitled “Investment Management Approach—Other Investment Practices and Securities” and in Appendix A, “Portfolio Securities and Techniques—Non-Investment Grade Fixed Income Securities.”
Please do not hesitate to contact the undersigned at 212.698.3806 with any questions or comments concerning this correspondence.
Very truly yours,
/s/ Elise M. Dolan
Elise M. Dolan

cc:	Robert Griffith, Goldman Sachs Asset Management, L.P. Laura Hatch, Securities and Exchange Commission